VIA EDGAR

April 30, 2018

Ms. Kimberly Browning

Securities and Exchange Commission

Investment Company Division

100 F. Street, N.E.

Washington, DC 20549

Re:	Wasatch Funds Trust (“Registrant” or the “Trust”)
File Nos. 033-10451, 811-04920

Dear Ms. Browning:

This letter responds to additional comments to the Registrant’s registration statement on Form N-14 and the Correspondence that were filed by EDGAR on March 28, 2018 that were provided to me by telephone on Tuesday, April 17, 2018 by the staff of the Securities and Exchange Commission (the “Staff”) with respect to a proposed reorganization in which (i) the Wasatch Global Value Fund (“Global Value Fund”), a series of the Trust, will acquire all of the assets of the Wasatch Long/Short Fund (“Long/Short Fund”), a series of the Trust, in exchange for shares of the Global Value Fund and (ii) the assumption by the Global Value Fund of the liabilities of the Long/Short Fund.

1.         SEC Comment 46: In the section “Reorganization of the Target Fund into the Acquiring Fund-Approval of the Proposed Reorganization by the Board of Trustees-Relative Investment Performance” in the proxy statement/prospectus, the Acquiring Fund changed its principal investment strategy. Please make this change more prominent and discuss earlier in the proxy statement/prospectus. The performance is for the prior investment strategy and not the current investment strategy for the Acquiring Fund, this should be emphasized.

Please include a Question and Answer regarding the Acquiring Fund’s change from the Wasatch Large Cap Value Fund to the Wasatch Global Value Fund.

Response: As noted in the March 28, 2018 correspondence, the disclosure has been modified to enhance the disclosure on the change to its principal investment strategy, particularly as it relates to relative historical investment performance. The change to the Acquiring Fund’s principal strategy is also disclosed in the Synopsis section of the proxy statement.

The Registrant will also add the following Q & A regarding the strategy change:

Q.         How do the investment performance of the Acquiring Fund and the Target Fund compare?

A.         The Acquiring Fund formerly had been a large cap value fund investing primarily in the equity securities of domestic companies with a market capitalization of $5 billion at time of purchase and as of February 2017, the Acquiring Fund increased its ability to invest up to 20% of its total assets in the securities issued by foreign companies in developed or emerging markets. The Fund sought to further expand its foreign investment exposure becoming a global value fund as of October 31, 2017. Accordingly, the performance information prior to such date would be for the prior investment strategy and would not reflect the current investment strategy. In comparing past performance, the Investor Class shares of the Acquiring Fund outperformed the Investor Class shares of the Target Fund for the one-, three-, five- and ten-year periods ended December 31, 2017. Furthermore, based on the Investor Class shares for the calendar years from 2008 through 2017, the Acquiring Fund outperformed the Target Fund in six of those ten calendar years. Although the inception dates of the Institutional Class shares of the Global Value Fund and Long/Short Fund was January 31, 2012 and December 13, 2012, respectively, the performance of the Institutional Class of a Fund was similar to that of its Investor Class as the classes are invested in the same portfolio of securities and differences in performance between the classes would be principally attributed to differences in expenses. However, you should be aware that the usefulness of the comparisons of the performance may be limited given that the performance history of the Acquiring Fund does not reflect the recent changes to its principal investment strategies.

2.         SEC Comment 1: Please revise tax opinion accordingly to meet the requirements of Staff Legal Bulletin No. 19 dated October 14, 2011 Legality and Tax Opinions in Registered Offerings (“Legal Bulletin No. 19”), specifically Section III.D.1. Please note that a shareholder may rely on the tax opinion.

Section IV Consents of Legal Bulletin No. 19 states that : “All counsels providing legality or other legal opinions and all counsels and accountants providing tax opinions must consent to (i) the prospectus discussion of such opinion, (ii) the reproduction of the opinion as an exhibit, and (iii) being named in the registration statement. ” Please provide this disclosure.

Response: As noted in the March 28, 2018 correspondence, the tax opinion has been revised to eliminate the restriction on others relying on the opinion. The tax opinion will be further modified to include the required disclosure.

3.         SEC Comment 4: Confirm supplementally that all material information as required by Form N-14 has been provided in the Registrant’s prospectus/proxy statement. Please revise to note that all applicable federal securities laws and rules have been complied with respect to the filing of Form N-14.

Response: The Registrant confirms that all material information as required by Form N-14 and the applicable federal securities laws and rules have been included in the registration statement.

4.         SEC Comment 19: Under the “Q&A” section – Please include a question and response on the Board’s considerations regarding the factors the Board used to determine that it was in the best interest of the shareholders of both the Long/Short Fund and the Global Value Fund to approve the reorganization.

As requested, the “Q&A” section was revised to include a question/answer regarding why the Board recommends the reorganization. Please consider revising and making the answer a more concise summary. In addition, in the first paragraph please revise to note that the Board determined that the Reorganization was in the best interests of shareholder of both the Target Fund and the Acquiring Fund.

Response: The Registrant will revise the Q&A as follows:

Q.         Why does the Board recommend the Reorganization?

A.         The Board of Trustees, including the Independent Trustees, approved the Reorganization, concluding that the Reorganization is in the best interests of the Target Fund and the Acquiring Fund and that the interests of existing shareholders of each Fund would not be diluted as a result of the Reorganization. The Board considered various factors in evaluating the Reorganization and reaching its conclusion, with no single factor identified as all-important or controlling, including, among other things:

•	the compatibility of the Funds’ investment objectives, principal investments strategies and related risks;

•	the consistency of portfolio management;

•	the Funds’ relative sizes;

•	the relative fees and expense ratios of the Funds, including the contractual expense caps on the combined fund’s expenses for both share classes;

•	the anticipated federal income tax-free nature of the Reorganization;

•	the expected costs of the Reorganization and the extent to which the Funds would bear any such costs;

•	the terms of the Reorganization and whether the Reorganization would dilute the interests of the shareholders;

•	the effect of the Reorganization on shareholder rights;

•	alternatives to the Reorganization, and

•	any potential benefits of the Reorganization to the Advisor and its affiliates as a result of the Reorganization.

For a more complete discussion of the Board’s considerations, please see the section entitled “Approval of the Proposed Reorganization by the Board of Trustees” in the Proxy Statement/Prospectus.

5.         SEC Comment 21: In the Shareholder Letter, please discuss all material differences between the Long/Short Fund and Global Value Fund.

As requested, the Shareholder Letter was revised to discuss all material differences between the Long/Short Fund and Global Value Fund. Please consider revising and making the answer a more concise summary.

Response: Form N-14 describes the “President’s Letter” as a letter providing a summary of the proposed transaction, and its use is optional as the initial or introductory document to Part A of the Prospectus. Registrant has revised the President’s Letter to summarize the major differences between the Funds as requested, but will revise it to be more concise as follows:

Dear Shareholders:

We are pleased to invite you to the special meeting of shareholders of Wasatch Long/Short Fund (the “Target Fund”) (the “Special Meeting”). The Special Meeting is

scheduled for [____________________], Mountain Time, at the offices of Wasatch Advisors, Inc. at 505 Wakara Way, 3rd Floor, Salt Lake City, Utah 84018.         At the Special Meeting, you will be asked to consider the reorganization of your fund into Wasatch Global Value Fund (formerly Wasatch Large Cap Value Fund) (the “Acquiring Fund” and together with the Target Fund, the “Funds” and each a “Fund”) (the “Reorganization”). It is important for you to recognize that the Acquiring Fund and the Target Fund have significantly different investment strategies.

The Target Fund’s investment objective is capital appreciation, whereas the Acquiring Fund’s investment objective is capital appreciation and income. The Target Fund is a long/short fund that pursues its investment objective by primarily investing in equity securities of domestic companies through long and short positions, which means that when the Target Fund takes a long position, it purchases the security outright in hope that the price will rise, and when it takes a short position, it sells a security that it does not own in hope that the price will fall and the Fund can repurchase such security at a lower price. The use of both long and short positions allows the investment advisor to invest based on both its positive and negative views of individual stocks. Unlike the Target Fund, the Acquiring Fund does not engage in short sales as a principal strategy. While both Funds invest primarily in equity securities, the Acquiring Fund is a global value fund that invests primarily in equity securities of domestic and foreign securities (including companies domiciled in emerging and frontier markets) through a long only portfolio. As the Target Fund invests primarily in the equity securities of domestic companies, the Target Fund has limited exposure to foreign securities.

While there are differences in the investment objectives and strategies of the Funds, the Wasatch Advisors, Inc. (the “Advisor”), each Fund’s investment advisor, has proposed the Reorganization due to, among other things, the limited growth prospects and economic infeasibility of the Target Fund over the long term, the similar analysis used by the portfolio manager to evaluate potential investments for both Funds despite the differing investment strategies, the overlap of portfolio holdings, the lower contractual management fee and estimated lower gross and net expense ratios (before and after fee waivers) of the combined fund for both share classes following the Reorganization, the lower contractual expense cap of the combined fund for both classes, and the tax consequences to shareholders if the Target Fund was liquidated compared to the anticipated tax-free nature of the Reorganization. Given the foregoing, the Advisor and Board of Trustees believe that it would be in the best interests of the Target Fund shareholders to reorganize the Target Fund into the Acquiring Fund and recommend that you vote “FOR” the Reorganization.

Please review the attached Proxy Statement/Prospectus which provides more information about the proposal.

All shareholders are cordially invited to attend the Special Meeting. In order to avoid delay and additional expense and to assure that your shares are represented, please vote as promptly as possible, regardless of whether or not you plan to attend the Special Meeting. You may vote by mail, by telephone or over the Internet. To vote by mail, please mark, sign, date and mail the enclosed proxy card. No postage is required if mailed in the United States. To vote by telephone, please call the toll-free number located on your proxy card and follow the recorded instructions, using your proxy card as a guide. To vote over the Internet, go to the Internet address provided on your proxy card and follow the instructions, using your proxy card as a guide.

If you intend to attend the Special Meeting in person and you are a record holder of the Target Fund’s shares, in order to gain admission, you must show photographic identification, such as your driver’s license. If you intend to attend the Special Meeting in person and you hold your shares through a bank, broker or other nominee, in order to gain admission, you must show photographic identification, such as your driver’s license, and satisfactory proof of ownership of shares of the Target Fund, such as your voting instruction form (or a copy thereof) or broker’s statement indicating ownership as of a recent date. If you hold your shares in a brokerage account or through a bank or other nominee, you will not be able to vote in person at the Special Meeting unless you have previously requested and obtained a “legal proxy” from your broker, bank or other nominee and present it at the Special Meeting.

We appreciate your continued support and confidence in Wasatch and our family of funds.

6.         SEC Comment 29: In the section “Reorganization of the Target Fund into the Acquiring Fund-Risk Factors-Additional Target Fund Principal Risks” in the proxy statement/prospectus, there is a non-investment grade risk. Please confirm if the Global Value Fund invests in non-investment grade securities.

Response: As noted in the March 28, 2018 correspondence, the Registrant confirms that the Global Value Fund does not invest in non-investment grade securities.

7.         SEC Comment 39: In the section “Reorganization of the Target Fund into the Acquiring Fund-Comparison of the Funds-Advisory and Other Fees” in the proxy statement/prospectus, the second to last paragraph provides the management fee rate net of fee waivers and expense reimbursements. Please provide both net management fee and gross management fee.

Please conform the table with pro forma table or remove the table.

Response: Because the table lists actual expenses and the pro forma expenses are estimated, Registrant will include an additional conformed table showing the pro forma net management fee and gross management fee of the combined fund as follows:

For each Fund’s fiscal year ended September 30, 2017, each Fund paid Wasatch the following management fees (net of fee waivers and expense reimbursements, where applicable) as a percentage of the Fund’s average daily net assets:

	Annual Management Fees, Net of Reimbursements	Annual Management Fees
Target Fund
Investor Class	1.10%	1.10%
Institutional Class	0.98%	1.10%
Acquiring Fund
Investor Class	0.81%	0.90%
Institutional Class	-0.46%	0.90%

For comparison, the following are estimated management fees for the combined fund (net of fee waivers and expense reimbursements, where applicable) following the Reorganization as a percentage of the Fund’s average daily net assets:

	Estimated Annual Management Fees, Net of Reimbursements	Annual Management Fees
Combined Fund
Investor Class	0.83%	0.90%
Institutional Class	0.77%	0.90%

8.         SEC Comment 40: In the section “Reorganization of the Target Fund into the Acquiring Fund-Comparison of the Funds-Distribution, Purchase, Redemption, Exchange of Shares and Dividends” in the proxy statement/prospectus, the Funds may reduce or waive minimums. In response, the Registrant revised the footnote related to the waiver of minimums of the Institutional Class shares:

*These minimums may be waived for accounts held in qualified retirement or profit sharing plans opened through a third party service provider or record keeper, and/or omnibus accounts established by financial intermediaries where such financial intermediary can demonstrate to the satisfaction of a Fund officer or authorized Advisor employee that its investment in the Fund is expected to meet the stated investment minimum within a reasonable time period. Investors and/or Registered Investment Advisors (RIAs) and Broker-Dealers may generally meet the minimum investment amount by aggregating multiple accounts with common ownership or discretionary control within the Fund. Requests for waivers may be made to a Fund officer or authorized Advisor employee through the Funds’ transfer agent.

Please specifically identify the intermediaries that may receive a reduction or waiver of such minimums.

Response: As reflected in the Proxy Statement/Prospectus in the paragraph before the investment minimum table, the Funds have reserved the right to reduce or waive the investment minimums for any reason which would include those highlighted in the footnote. Accordingly, there is not a specific set of intermediaries that receive an investment minimum waiver; rather, the Registrant may grant a waiver in its discretion. Registrant notes that this is for a waiver of investment minimums not sales loads (as the Funds are no-load funds). The Registrant has revised the footnote to highlight the ability to waive the investment minimum as follows.

*As noted, the Acquiring Fund may waive investment minimums for any reason, including for accounts opened by qualified retirement or profit sharing plans held through third party service providers or record keepers, and/or omnibus accounts established by financial intermediaries where such financial intermediary can demonstrate to the satisfaction of a Fund officer or authorized Advisor employee at the time the account is opened that its investment in the Fund is expected to meet the stated investment minimum within a reasonable time period. Investors and/or Registered Investment Advisors (RIAs) and Broker-Dealers may generally meet the minimum investment amount at the time an account is opened by aggregating multiple accounts with common ownership or discretionary control within the Fund. Requests for waivers may be made to a Fund officer or authorized Advisor employee through the Funds’ transfer agent.

9.         SEC Comment: Under the “Q&A” section – “How do the Funds’ investment objectives and principal strategies compare?”, the third paragraph states: “The Target Fund also invests primarily in the equity securities of domestic companies and has limited exposure to foreign securities. The Acquiring Fund, however, is a global value fund that invests its net assets primarily in the equity securities of foreign and domestic companies of all market capitalizations. The Acquiring Fund will typically invest in securities issued by companies domiciled in at least three countries, including the United States. The Acquiring Fund may invest a significant portion of its total assets in companies domiciled in foreign countries (under normal market conditions, at least 40% of its assets are expected to be invested outside the United States, or if conditions are not favorable, 30% of its assets are expected to be invested outside the United States). The Acquiring Fund may invest a significant amount of its total assets (5% to 50% under normal market conditions) at the time of purchase in securities issued by companies domiciled in emerging and frontier markets, which are those countries currently included in the Morgan Stanley Capital International (MSCI) EFM (Emerging + Frontier Markets) Index. These companies are typically located in the Asia-Pacific region, Eastern Europe, the Middle East, Central and South America and Africa. Securities issued by foreign companies incorporated outside the U.S. whose securities are principally traded in the United States are not defined as “foreign companies” and are not subject to this limitation.”

Please expressly describe how the fund will invest its assets in investments that are tied economically to a number of countries throughout the world such as: (i) securities of issuers that are organized under the laws of the country or of a country within the geographic region suggested by the company’s name or that maintain their principal place of business in that country or region; (ii) securities that are traded principally in the country or region suggested by the company’s name; or (iii) securities of issuers that, during the issuer’s most recent fiscal year, derived at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in the country or region suggested by the company’s name or that have at least 50% of their assets in that country or region.

Response: The language in the Q&A tracks the language in the prospectus of the Acquiring Fund. In addition, as disclosed in the Proxy Statement/Prospectus, securities issued by foreign companies incorporated outside the United States whose securities are “principally traded” in the United States are not defined as “foreign companies” and are not subject to these limitations. Accordingly, to qualify as a foreign company under the above investment limitations, the company must be incorporated outside the United States and its securities principally traded in a foreign jurisdiction. Registrant has modified the paragraph to reflect the foregoing.

10.         SEC Comment: Under the “Q&A” section – “How do the Funds’ investment objectives and principal strategies compare?”, the fourth and fifth sentences in the second to last paragraph states: “In this regard, the Acquiring Fund may invest in companies of any size but expected to invest a significant portion of the Fund’s assets in companies with a market capitalization of over US $5 billion at the time of purchase, and the Target Fund also may invest in the equity securities of companies with a market capitalization of at least $100 million at the time of purchase but the weighted average market cap of the Target Fund was much higher. As a result, there is significant overlap in the long positions of the Funds, approximately 44% as of January 31, 2018, which should help with a smooth transition in a merger.”

Please clarify the meaning of the phrase “much higher” in the fourth sentence and “significant overlap” in the fifth sentence.

Response: The Registrant will revise the fifth paragraph of the Q&A as follows:

Beginning October 2017, the Funds share the same portfolio manager. Although the Funds have differences in their investment strategies, the portfolio manager of the Funds employs a similar valuation analysis to evaluate potential investment opportunities for the Funds which emphasizes company fundamentals (such as, price-to-sales, price-to-book, price-to-earnings, price/earnings-to-growth ratios and discounted cash flow models) as well as considers other economic and market factors. Further, both Funds have generally acquired larger capitalization companies. In this regard, the Acquiring Fund is permitted to invest in companies of any size but is expected to invest a significant portion of the Fund’s assets in companies with a market capitalization of over US $5 billion at the time of purchase, and the Target Fund also is permitted to invest in the equity securities of companies with a market capitalization of at least $100 million at the time of purchase, however the weighted average market cap of the Target Fund has historically been much higher, with a weighted average market cap of $194.8 billion as of January 31, 2018. Given that both Funds currently hold relatively large market cap securities, as of January 31, 2018, there was 44% holdings overlap in the long positions of the Funds, which should help with a smooth transition in a merger.

11.         SEC Comment: Throughout the entire proxy statement/prospectus, the disclosure alters between present tense and future tense. Please review and revise accordingly to be consistent.

As an example, in the following paragraph in some instances the disclosure notes that the Acquiring Fund will invest and in others the Acquiring Fund may invest.

The Target Fund also invests primarily in the equity securities of domestic companies and has limited exposure to foreign securities. The Acquiring Fund, however, is a global value fund that invests its net assets primarily in the equity securities of foreign and domestic companies of all market capitalizations. The Acquiring Fund will typically invest in securities issued by companies domiciled in at least three countries, including the United States. The Acquiring Fund may invest a significant portion of its total assets in companies domiciled in foreign countries (under normal market conditions, at least 40% of its assets are expected to be invested outside the United States, or if conditions are not favorable, 30% of its assets are expected to be invested outside the United States). The Acquiring Fund may invest a significant amount of its total assets (5% to 50% under normal market conditions) at the time of purchase in securities issued by companies domiciled in emerging and frontier markets, which are those countries currently included in the Morgan Stanley Capital International (MSCI) EFM (Emerging + Frontier Markets) Index. These companies are typically located in the Asia-Pacific region, Eastern Europe, the Middle East, Central and South America and Africa. Securities issued by foreign companies incorporated outside the U.S. whose securities are principally traded in the United States are not defined as “foreign companies” and are not subject to this limitation

Response: The language in the N-14 follows the current statutory prospectus, and includes disclosure and the foreign, emerging and frontier markets investment ranges that were requested by the SEC previously. In addition, some investment parameters are required and some permissive. For example, the Fund “may” invest in emerging markets, but is not required to, so the language is appropriate. That being said, Registrant will review and revise the tenses as appropriate throughout the proxy statement/prospectus, and will also revise the Q&A titled “How do the Funds’ investment objectives and principal strategies compare?” as follows:

Q.         How do the Funds’ investment objectives and principal strategies compare?

A.         You should note that the Funds’ investment objectives and principal investment strategies are different. The Target Fund’s investment objective is capital appreciation, and the Acquiring Fund’s investment objective is capital appreciation and income. While the investment objectives of both Funds share a capital appreciation component, the Target Fund’s objective also includes income.

In addition, while both Funds invest primarily in equity securities, generally common stock, the Funds follow significantly different investment strategies. The Target Fund is a long/short fund and pursues its investment objective by maintaining long equity positions and short equity positions. When the Target Fund takes a long position, it purchases the security outright. When the Fund takes a short position, it sells a security that it does not own in hope of repurchasing such security at a lower price. The use of both long and short positions allows the Advisor to invest based on both its positive and negative views on individual stocks. Unlike the Target Fund, the Acquiring Fund does not engage in short sales as a principal strategy but rather invests primarily in equity securities of domestic and foreign securities through a long only portfolio. The Target Fund further seeks to achieve higher risk-adjusted returns with lower volatility compared to the equity markets (as represented by the S&P 500), whereas the Acquiring Fund does not have a similar mandate.

The Target Fund also invests primarily in the equity securities of domestic companies and has limited exposure to foreign securities. The Acquiring Fund, however, is a global value fund that invests its net assets primarily in the equity securities of foreign and domestic companies of all market capitalizations. The Acquiring Fund will typically invest in securities issued by companies domiciled in at least three countries, including the United States. The Acquiring Fund is permitted to invest a significant portion of its total assets in securities of companies domiciled in foreign countries (under normal market conditions, at least 40% of its assets are expected to be invested outside the United States, or if conditions are not favorable, 30% of its assets are expected to be invested outside the United States). The Acquiring Fund is also permitted to invest a significant amount of its total assets at the time of purchase in securities issued by companies domiciled in emerging and frontier markets, which are those countries currently included in the Morgan Stanley Capital International (MSCI) EFM (Emerging + Frontier Markets) Index, including the Asia-Pacific region, Eastern Europe, the Middle East, Central and South America and Africa (under normal market conditions we expect to invest between 5% to 50% in securities domiciled in emerging and frontier markets). Securities issued by foreign companies incorporated outside the United States whose securities are principally traded in the United States are not defined as “foreign companies” and are not subject to this limitation. Accordingly, to qualify as a foreign company under the above limitations, the company must be incorporated outside the United States and its securities principally traded in a foreign jurisdiction.

As a principal strategy, the Target Fund is permitted to invest in early stage companies, initial public offerings, and fixed income securities of any maturity, including those that are less than investment grade known as “junk bonds.” The Acquiring Fund, however, is permitted to invest in investment grade fixed-income securities, early stage companies and IPOs but not as a principal strategy. The Acquiring Fund is not permitted to invest in “junk bonds.”

Beginning October 2017, the Funds share the same portfolio manager. Although the Funds have differences in their investment strategies, the portfolio manager of the Funds employs a similar valuation analysis to evaluate potential investment opportunities for the Funds which emphasizes company fundamentals (such as, price-to-sales, price-to-book, price-to-earnings, price/earnings-to-growth ratios and discounted cash flow models) as well as considers other economic and market factors. Further, both Funds have generally acquired larger capitalization companies. In this regard, the Acquiring Fund is permitted to invest in companies of any size but expected to invest a significant portion of the Fund’s assets in companies with a market capitalization of over US $5 billion at the time of purchase, and the Target Fund also is permitted to invest in the equity securities of companies with a market capitalization of at least $100 million at the time of purchase, however the weighted average market cap of the Target Fund has historically been much higher, with a weighted average market cap of $194.8 billion as of January 31, 2018. Given that both Funds currently hold relatively large market cap securities, as of January 31, 2018, there was 44% holdings overlap in the long positions of the Funds, which should help with a smooth transition in a merger.

A more detailed comparison of the principal investment strategies of the Funds is contained in Proxy Statement/Prospectus. Please see the section entitled “Comparison of the Funds – Investment Objectives –Principal Investment Strategies” for additional information.

12.         SEC Comment: Under the “Q&A” section – “How will the Reorganization impact fees and expenses?” states: “The total gross and net operating expenses are expected to decrease for the shareholders of both classes of the Target Fund following the Reorganization. In this regard, the management fee will be reduced from 1.10% for the Target Fund to 0.90% for the combined Acquiring Fund for both classes. If the Reorganization had taken place as of October 1, 2017, the total gross expenses of the Investor Class shares of the Target Fund of 2.31% is expected to be reduced to 1.17% based on the pro forma gross expenses of the combined fund, and the total gross expenses of the Institutional Class shares of 2.15% is expected to be reduced to 1.08% based on the pro forma gross expenses of the combined fund. In addition, the Acquiring Fund’s contractual expense cap, which will be in effect through January 31, 2020, is lower than that of the Target Fund for both classes. On a net basis, after the application of the contractual expense cap, the net operating expenses of the Investor Class shares of the Target Fund of 2.31% is expected to be reduced to 1.10% of the combined fund and the net operating expenses of the Institutional Class of the Target Fund of 2.03% is expected to be reduced to 0.95% of the Institutional Class of the combined fund, based on the pro forma net expenses of the combined fund. The expense ratios will be higher if the contractual expense cap is not continued. The contractual expense cap agreement permits the Advisor to recoup certain amounts previously paid during the period of the agreement provided the reimbursement does not result in the expenses exceeding the contractual expense cap. All amounts the Advisor previously has paid that have not been recovered by the end of the agreement period, however, expire. The Advisor further will not seek to recoup any Reorganization expenses it paid on behalf of the Target Fund prior to the Reorganization.”

Please further clarify the paragraph including explaining the terms of the contractual expense cap, whether the Advisor may recoup fees and for what period the Advisor may recoup. Please provide in plain english so it is not misleading to shareholders.

Response: Registrant revised the response to summarize the impact of the Reorganization on the fees and expenses, the terms of the expense cap and the ability to recoup fees as follows:

If the Reorganization had taken place as of the date in the Fees and Expenses table in the Proxy Statement/Prospectus, the pro forma total annual fund operating expenses before and after waivers of the Acquiring Fund following the Reorganization would have been lower than the total annual fund operating expenses before and after waivers of the Target Fund for both share classes. Pro forma amounts are estimated and actual operating expenses may vary.

In addition, the total annual fund operating expenses after waivers is based on a contractual expense limitation agreement pursuant to which the Advisor has contractually agreed to waive fees and/or reimburse expenses of the Target Fund and the Acquiring Fund so that total annual operating expenses of each class of the respective Fund do not exceed certain levels (excluding interest, dividend expense on short sales/interest expense, acquired fund fees and expenses, taxes, brokerage commissions, other investment-related costs and extraordinary expenses). The expense limitation on both classes of the Acquiring Fund is lower than the expense limitation on the corresponding class of the Target Fund, and the contractual expense limitation agreement of the Acquiring Fund will remain in effect through January 31, 2020 compared to January 31, 2019 for the Target Fund. If the expense cap of the Acquiring Fund is not renewed after January 31, 2020, the total annual fund operating expenses after waivers of the Acquiring Fund could increase depending upon, among other things, the size of the Acquiring Fund at that time.

Under the expense limitation agreement of both Funds, the Advisor may recoup certain amounts previously paid during the term of the agreement. In this regard, to calculate the required waiver or reimbursement, the Advisor will waive or reimburse expenses each day that the amount of the annualized operating expenses of a class exceeds its expense limit; however, the Advisor may be reimbursed such amounts on any day the annualized expenses of a class are below its expense limit to the extent the reimbursement does not cause the Fund’s expenses to exceed the expense cap during the term of the agreement. The Advisor may not recoup any amounts previously waived or reimbursed after the expiration of the expense limitation agreement. The Advisor further will not recoup any Reorganization expenses allocated to it.

See the section entitled “Comparison of the Funds – Fees and Expenses” in the Proxy Statement/Prospectus for additional information.

13.         SEC Comment: Under the “Q&A” section – “Who will bear the costs of the Reorganization?”, the disclosure states that the costs of the Reorganization incurred by the Target Fund will be split equally between the Advisor and Target Fund, subject to the contractual expense cap limitations. If the Advisor can recoup fees, please explain how the costs will be split equally between the Target Fund and the Advisor.

Response: The costs of the Reorganization are split between the Target Fund and the Advisor Fund; however, if the Reorganization expenses allocated to the Target Fund causes the Target Fund to exceed its expense cap, the Adviser will also absorb the Fund’s expenses (which may include the portion of the Reorganization expenses for which the Target Fund is responsible) to the extent necessary to operate within its expense cap. The Advisor may therefore end up paying more than half of the Reorganization expenses. The Advisor will not recoup any expenses of the Reorganization expenses that were allocated to it.

The Registrant will revise the Q&A on costs to reflect the foregoing as follows:

The costs of the Reorganization incurred by the Target Fund will be split equally between the Advisor and Target Fund, subject to the contractual expense cap limitations.

The total estimated expenses of the Reorganization of the Target Fund are $256,000 which includes, among other things, legal, audit and proxy solicitation fees of approximately $200,000 and the estimated total brokerage costs of $56,000 for all repositioning of the Target Fund, assuming it had occurred as of January 1, 2018. These are estimates and actual amounts may vary. Amounts charged to the Target Fund generally will be allocated between its share classes based on relative net assets of the share classes, except that each class separately bears expenses related specifically to the class. To the extent that the Target Fund’s expenses (including any Reorganization expenses for which the Target Fund is responsible) exceed the Fund’s current contractual expense cap on the respective share class, the Advisor also will waive and/or reimburse the Target Fund’s expenses (including the portion of the Reorganization expenses allocated to the Target Fund) to the extent necessary for the Fund’s share classes to operate within their contractual expense cap. Although the contractual expense limitation agreement permits the Advisor to recover certain expenses previously paid by the Advisor during the term of the agreement provided the reimbursement does not result in the Fund’s expenses exceeding its expense cap, the Advisor does not recoup any Reorganization expenses allocated to it.

In addition, the Acquiring Fund and indirectly its shareholders (including former shareholders of the Target Fund who hold shares in the Acquiring Fund) also are estimated to incur approximately $20,000 in brokerage commission related to the acquisition of portfolio securities from cash received in the Reorganization.

If the Reorganization is not approved or completed, the Advisor will pay all expenses associated with the Reorganization. See the section entitled “The Proposed Reorganization – Reorganization Expenses” in the Proxy Statement/Prospectus for additional information.

14.         SEC Comment: Under “Reorganization of the Target Fund into the Acquiring Fund-Risk Factors” in the proxy statement/prospectus, the first sentence of the second paragraph states: “Both Funds are subject to similar general risks associated with their investments in equity securities.” Please clarify the term “similar general risks.” Pursuant to Form N-1A, a fund has a principal risk or a non-principal risk. Please use these terms and not “similar general risks.” If there is a material difference, please use such term.

Response: Registrant will revise the first sentence of the second paragraph as follows:

Both Funds share many of the same principal risks associated with their investments in equity securities. Additionally, each Fund has principal risks unique to its principal investment strategies. The following table provides a comparison of the principal risks associated with an investment in each Fund. A description of each principal investment risk is also provided below.

15.         SEC Comment: Under “Reorganization of the Target Fund into the Acquiring Fund-Comparison of the Funds-Principal Investment Strategies” in the proxy statement/prospectus, the market capitalization section is vague. Please clarify or quantify market capitalizations.

Market Capitalization:	Market Capitalization:

Under normal market conditions, the Advisor will invest the Target Fund’s assets in the equity securities	The Acquiring Fund may invest in the equity securities of companies of any size, although the Advisor expects a significant	Similar. Although the Target Fund has a minimum market capitalization requirement of US $100 million for eligible

Market Capitalization:	Market Capitalization:

of companies with market capitalizations of at least $100 million at the time of purchase that we have identified as being undervalued (long equity positions) and we will sell short those securities (short equity positions) that we have identified as being overvalued.	portion of the Fund’s assets to be invested in companies with market capitalizations of over US $5 billion at the time of purchase.	investments, and the Acquiring Fund may invest in companies of any size, both Funds generally invest in larger capitalization companies.

Response: Registrant will revise the market capitalization comparison table as follows:

Market Capitalization:	Market Capitalization:

Under normal market conditions, the Advisor will invest the Target Fund’s assets in the equity securities of companies with market capitalizations (the total market value of the shares outstanding) of at least $100 million at the time of purchase that we have identified as being undervalued (long equity positions) and we will sell short those securities (short equity positions) that we have identified as being overvalued.

The Acquiring Fund may invest in the equity securities of companies of any size, although the Advisor expects a significant portion of the Fund’s assets to be invested in companies with market capitalizations (the total market value of the shares outstanding) of over US $5 billion at the time of purchase.

Similar. Although the Target Fund has a minimum market capitalization requirement of US $100 million for eligible investments, and the Acquiring Fund may invest in companies of any size, but is expected to invest a significant portion of the Fund’s assets in companies with a market capitalization of over US $5 billion at the time of purchase, both Funds have historically generally invested in companies with a market capitalization of over US $5 billion at the time of purchase. As of January 31, 2018, the Target Fund had a weighted average market cap of $194.8 billion and the Acquiring Fund had a weighted average market cap of $117.4 billion.

16.         SEC Comment: Under “Reorganization of the Target Fund into the Acquiring Fund-Comparison of the Funds-Fees and Expenses” in the proxy statement/prospectus, please confirm that the Registrant has used the most recent available financial information for each Fund.

Response: Registrant confirms it has used the most recent available financial information required for each Fund.

17.         SEC Comment: Under “Reorganization of the Target Fund into the Acquiring Fund-Comparison of the Funds-Fees and Expenses” in the proxy statement/prospectus, footnote (2) the fee table states that: “Dividends on short sales are the dividends paid to the lenders of borrowed securities. The expenses related to dividends on short sales are estimated and will vary depending on whether the securities the Fund sells short pay dividends and on the amount of any such dividends. Expenses also include borrowing costs paid to the broker in connection with borrowing the security to be sold short. The rate paid to brokers varies by security.”

The Long/Short Fund is an existing fund as such the expenses related to dividends on short sales are actual and should not be estimated as noted in footnote (2). Please revise disclosure to indicate fees are actual.

Response: Registrant will remove footnote (2) from the table.

18.         SEC Comment: Under “Reorganization of the Target Fund into the Acquiring Fund-Comparison of the Funds-Fees and Expenses-Example” in the proxy statement/prospectus, the disclosure states: “The examples below are intended to help you compare the cost of investing in each Fund and the pro forma cost of investing in the combined fund. The examples assume you invest $10,000 in a Fund for the time periods indicated (based on information in the tables above) and then either redeem or do not redeem your shares at the end of a period. The examples assume that your investment has a 5% return each year and that a Fund’s expenses remain at the level shown in the table above. For purposes of calculating the impact of each Fund’s and the Acquiring Fund’s Pro Forma fee waivers and expense reimbursements in the examples below, the fee waivers and expense reimbursements are taken into account for the periods stated below assuming an effective date of July 1, 2018 (the first day of the month following the expected closing of the Reorganization). These amounts are estimated; actual operating expenses will vary based on asset size and other factors.”

Please explain why the examples are calculated assuming an effective date of July 1, 2018 (the first day of the month following the expected closing of the Reorganization).

Response: Registrant is anticipating the Reorganization will occur at the close of business on the last day of a month. Registrant will revise the last sentence of the disclosure as follows:

For purposes of calculating the impact of each Fund’s and the Acquiring Fund’s Pro Forma fee waivers and expense reimbursements in the examples below, the fee waivers and expense reimbursements are taken into account for the periods stated below assuming an effective date of August 1, 2018 (the first day of operation of the combined fund). These amounts are estimated; actual operating expenses will vary based on asset size and other factors.

19.         SEC Comment: Under “Reorganization of the Target Fund into the Acquiring Fund-Comparison of the Funds-Trustees and Officers” in the proxy statement/prospectus, the second paragraph states: “The names and business addresses of the Trustees and officers of the Trust and their principal occupations and other affiliations during the past five years are set forth under “Management of the Trust-Management Information” in the Statement of Additional Information of each share class, as supplemented, for the respective Fund incorporated herein by reference.”

Please explain why “as supplemented” is included.

Response: Registrant has deleted the term “as supplemented” from this section.

20.         SEC Comment: Under “Reorganization of the Target Fund into the Acquiring Fund-Approval of the Proposed Reorganization by the Board of Trustees-Relative Investment Performance” in the proxy statement/prospectus, please make clear the material differences. The term “notwithstanding the foregoing” is this a factually correct term. Please ensure that the disclosure is not misleading.

Response: In its review, the Board reviewed historical performance data of both Funds; however, the paragraph will be revised to eliminate the reference to “notwithstanding the foregoing” and add additional disclosure that the Board was aware of the limitations on the usefulness of the comparative performance data given that the performance history of the Acquiring Fund did not reflect the recent changes to its principal investment strategies.

21.         SEC Comment: Under “Reorganization of the Target Fund into the Acquiring Fund-Approval of the Proposed Reorganization by the Board of Trustees-Fees and Expense Ratios” in the proxy statement/prospectus, the second sentence states that “In this regard, the Independent Trustees noted that the Acquiring Fund had a lower contractual management fee than that of the Target Fund generally because the Acquiring Fund does not engage in short sales as a principal strategy and therefore does not incur the research and resources required to manage the short positions nor would the Acquiring Fund incur the expenses associated with a short sale principal strategy, such as transaction costs and borrowing fees in connection with the short sales and payments to the lender equal to dividends paid during the loan.”

Please explain how the short sales strategy is relevant in comparing to the fees of the Acquiring Fund and Target Fund when the Acquiring Fund does not have a short sales strategy.

Response:   The Board reviewed the advisory fees of both Funds and considered that the contractual advisory fee rate of the Acquiring Fund was lower primarily because of the differences in investment strategies between the Funds as the Acquiring Fund does not have the additional complexity of a short sale strategy and therefore the fee to the Advisor was less.

22.         SEC Comment: Under “Notes to Pro Forma Combined Condensed Financial Statements (Unaudited)-Basis of Combination” in Appendix B of the proxy statement/prospectus, the second paragraph notes that following the reorganization, the Acquiring Fund will be the accounting survivor. Please add this disclosure to the proxy statement/prospectus.

Response:   The Registrant will add this disclosure to the section “Material Federal Income Tax Consequences” in the proxy statement/prospectus.

23.         SEC Comment:   Under “Notes to Pro Forma Combined Condensed Financial Statements (Unaudited)-Basis of Combination” in Appendix B of the proxy statement/prospectus, the last sentence of the third paragraph states: “Since $256,000 of the reorganization costs are charged to the Target Fund and the Advisor, they are not included in the Acquired Fund expenses and not reflected in the Pro Forma Condensed Combined Statement of Operations.” Regulation S-X 11-02(c) notes that reorganization costs cannot be adjusted on Statement of Operations. As such, please delete this sentence from this note.

Response: The Registrant will make the change as requested.

Please call me at (617) 662-3969 if you have any further questions.

Very truly yours,

/s/ Francine S. Hayes

Francine S. Hayes

Vice President and Senior Counsel

cc:         Russell L. Biles